                                                                     Exhibit 21

                         SUBSIDIARIES OF THE REGISTRANTS


Louisville Gas and Electric Company, a Kentucky corporation, has one subsidiary, LG&E Receivables LLC, a Delaware limited liability company.

Kentucky Utilities Company, a Kentucky and Virginia corporation, has two subsidiaries, Lexington Utilities Company, a Kentucky corporation, and KU Receivables LLC, a Delaware limited liability company.